[Sullivan & Cromwell LLP Letterhead]

August 17, 2018

VIA EDGAR CORRESPONDENCE

Ms. Era Anagnosti,

    Legal Branch Chief, Office of Financial Services,

        Division of Corporation Finance,

            Securities and Exchange Commission,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

Re:	UBS AG and UBS Switzerland AG Registration Statement on Form F-3
Filed June 11, 2018
File Nos. 333-225551 and 333-225551-01

Dear Ms. Anagnosti:

On behalf of our clients, UBS AG, a corporation organized under the laws of Switzerland (the “Company”), and UBS Switzerland AG, a corporation organized under the laws of Switzerland (“UBS Switzerland” and, together with the Company, “UBS”), below are responses to the oral comments my colleague and I received from Mr. David Lin, a member of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), with respect to the above-referenced Registration Statement (the “Registration Statement”).

For convenience of reference, each Staff comment is summarized below and is followed by the corresponding response of UBS.

*    *    *    *    *

Comment No. 1

Please clarify whether the Registration Statement is intended to register Units. Note the statement on page 12 of the Company’s prospectus that “We may issue debt securities separately or together with other debt securities or with our warrants.”

Response to Comment No. 1

Neither the Company nor UBS Switzerland is registering Units on the Registration Statement. In Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), UBS will revise the second paragraph under “Description of Debt Securities We May Offer—We May Issue Many Series of Debt Securities Under the Debt Indenture” of each prospectus to delete any reference to issuing debt securities together with warrants. The relevant sentence in each prospectus will be revised to read that “We may issue debt securities separately or together with other debt securities.”

Ms. Era Anagnosti Securities and Exchange Commission	Page 2

Similarly, UBS will revise the second sentence under “Description of Warrants We May Offer—We May Issue Many Series of Warrants” of each prospectus to delete any reference to debt securities and the revised sentence will provide that “We may offer warrants separately or together with other warrants.”

Comment No. 2

Please provide us with your analysis on UBS Switzerland’s eligibility to register securities on Form F-3.

Response to Comment No. 2

Background

For Swiss regulatory purposes, on June 14, 2015, the Company transferred the Swiss-booked business of its Retail & Corporate business division and Wealth Management business division to UBS Switzerland. In connection with the asset transfer, UBS Switzerland became a co-obligor on the Company’s outstanding registered debt securities and warrants outstanding on such date (the “Outstanding Securities”).1 Following the transfer, UBS Switzerland has not issued, and does not plan to issue, any SEC-registered securities. As set forth in note (4) to the fee table, the Registration Statement only registers existing, outstanding UBS Switzerland securities for market-making purposes and does not register any new securities that may be issued by UBS Switzerland in the future.

Analysis

General Instruction I.A.5. to Form F-3 sets forth the conditions pursuant to which securities of a “majority-owned subsidiary” may be registered on Form F-3 and clause (iv) of such instruction provides that the securities of the majority-owned subsidiary may be registered on Form F-3 if (1) the parent of the subsidiary meets the “Registrant Requirements” set forth under General Instruction I.A. of Form F-3 and the applicable transaction requirement under Form F-3, and (2) the securities of the majority-owned subsidiary being registered are full and unconditional guarantees, as defined in Rule 3-10 of Regulation S-X, of the payment obligations of the parent’s non-convertible securities, other than common equity, being registered.

Here, UBS Switzerland is a wholly-owned subsidiary of the Company and the Company meets the Registrant Requirements and the applicable transaction requirement of Form F-3. In addition, UBS Switzerland is jointly and severally responsible for all obligations, including payment obligations, on the Outstanding Securities. This co-obligor structure is substantively equivalent to a “full and unconditional” guarantee by UBS Switzerland.2 It is clear from the Notes to paragraphs (b), (c) and (e) of Rule 3-10 that a joint and several co-obligation between a parent and a subsidiary is equivalent for these purposes to a full and unconditional guarantee by the subsidiary of the parent’s obligations. Thus, this co-obligation structure fits the second prong of clause (iv) of General Instruction I.A.5. to Form F-3.

[1]

The relevant indentures provide in pertinent part that UBS Switzerland “fully, unconditionally and irrevocably assumes and agrees to pay, perform and discharge, jointly and severally with the Company, the due and punctual payment” of all amounts payable under the Outstanding Securities.

[2]

Pursuant to Rule 3-10 of Regulation S-X a guarantee is “full and unconditional” if, when the issuer fails to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantor for payment of all amounts due and payable.

Ms. Era Anagnosti Securities and Exchange Commission	Page 3

We have been advised by UBS Switzerland that it does not have any warrants outstanding that are convertible into other securities and thus all of the securities being registered by UBS Switzerland for market-making purposes are non-convertible securities. As described above, UBS Switzerland securities have only been registered for market-making purposes and it is not registering any securities to be issued in the future. Accordingly, all of the registered UBS Switzerland securities are “non-convertible securities, other than common equity.”

For the reasons described above, UBS respectfully submits that UBS Switzerland is eligible to register its outstanding securities for market-making purposes on Form F-3 pursuant to clause (iv) of General Instruction I.A.5.

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Ms. Era Anagnosti Securities and Exchange Commission	Page 4

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (212) 558-4175 or by email (clarkinc@sullcrom.com), or Steven J. Borenstein at (212) 558-3055 or by email (borensteins@sullcrom.com).

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

cc:	David Lin (Securities and Exchange Commission)

David Kelly Timothy Geller (UBS AG)

Rebecca J. Simmons Steven J. Borenstein (Sullivan & Cromwell LLP)